1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F  ☑          Form 40-F  ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes  ☐                     No  ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
For the month of March 2007
This is to report 1) the changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of March 2007.
1)The changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

Title	Name	Number of shares		Changes
		held as of	Number of shares
		February 28,	held as of
		2007	March 31, 2007
Vice Chairman	F. C. Tseng	38,204,647	37,974,647	-230,000
Director, President & CEO	Rick Tsai	27,813,033	27,583,033	-230,000
Senior Vice President	Kenneth Kin	4,115,712	4,050,712	-65,000
Senior Vice President	Stephen T. Tso	12,679,960	12,579,960	-100,000
Senior Vice President	C. C. Wei	6,575,457	6,404,457	-171,000
Senior Vice President	Mark Liu	10,878,953	10,738,953	-140,000
Vice President	M. C. Tzeng	6,166,082	6,130,082	-36,000
Vice President & General Counsel	Richard Thurston	2,733,369	2,613,369	-120,000
Vice President & CFO	Lora Ho	4,549,431	4,449,431	-100,000
Vice President	Wei-Jen Lo	1,050,576	985,576	-65,000
Vice President	Jason C.S. Chen	930,991	895,991	-35,000
Senior Director	L.C. Tu	8,210,400	8,186,400	-24,000
Major Shareholder	Koninklijke Philips Electronics N.V.	4,187,989,024	3,300,987,024	-887,002,000
2)	The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.
3)	The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$12,380,539,504
4) The disposition of assets:

Description of assets
Corporate Bonds	NT$347,203,837

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 25, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer